UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 7)

Under the Securities Exchange Act of 1934

West Marine, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

954235107
(CUSIP Number)

Randolph K. Repass
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 954235107	13D/A	Page 2

1	Name of Reporting Person
Randolph K. Repass
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3	Sec Use Only
4	Source of Funds (See Instructions)	PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	USA
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power	5,350,916
8	Shared Voting Power	254,600
9	Sole Dispositive Power	6,736,029*
10	Shared Dispositive Power	254,600
11	Aggregate Amount Beneficially Owned By Each Reporting Person
6,990,629
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)	Not Applicable
13	Percent of Class Represented by Amount in Row (11)	29.8%†

14	Type of Reporting Person	IN

*
Includes 580,196 shares held by the Randolph K. Repass Grantor Retained Annuity Trust, dated July 2, 2009, and 305,002 shares held by the Randolph K. Repass Grantor Retained Annuity Trust, dated March 23, 2010.  Mr. Repass retains sole investment control over the shares in such trusts and his brother, as co-trustee, has sole voting power over the shares.  Also includes 314,915 shares held in trust for his minor son and 185,000 shares are held in trust for his adult son.  Mr. Repass retains sole investment control over the shares in such trusts and his brother-in-law, as co-trustee, has sole voting power over the shares.

†	The denominator is based on 23,480,551 shares of common stock outstanding as of October 23, 2012, as stated on the facing page of West Marine’s Form 10-Q for the period ended September 30, 2012.

CUSIP No. 954235107	13D/A	Page 3

This Amendment No. 7 (this “Amendment”) amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008, as subsequently amended (the “Schedule 13D”), with respect to the common stock, par value $0.001 per share, of West Marine, Inc. as specifically set forth herein.

Item 4.    Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

After consulting with his financial advisors in late July 2012, Mr. Repass determined that he would sell shares of West Marine common stock to diversify his portfolio and that the Repass-Rodgers Family Foundation, Inc.  (the “Foundation”) would sell shares of West Marine common stock in order to fulfill its charitable purpose, although the precise number of shares and timing had not been determined at that time.  Mr. Repass provided definitive trading instructions to his financial and legal advisors on Monday, August 13, 2012.  Accordingly, on August 15, 2012, the Foundation entered into Trading Plan (the “Foundation Plan”) with Charles Schwab & Co., Inc., a registered broker dealer (“Charles Schwab”), for the purpose of establishing a trading plan to effect sales of 20,000 shares of West Marine common stock at prices no lower than $11.00 per share in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  In addition, on August 15, 2012, Mr. Repass entered into Rule 10b5-1 Selling Plan (the “Personal Plan”) with RBC Capital Markets, a registered broker dealer (“RBC”), for the purpose of establishing a trading plan to effect sales of 200,000 shares of West Marine common stock at prices no lower than $11.50 per share in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  Both the Foundation Plan and the Personal Plan expired pursuant to their terms on October 31, 2012.  The Foundation sold 8,112 shares of common stock under the Foundation Plan, and there were no sales under the Personal Plan.  Sales by the Foundation were made in accordance with the volume, manner of sale and notice requirements of Rule 144.

After considering market and other factors and consulting with his financial and legal advisors, Mr. Repass provided definitive trading instructions to Charles Schwab for a new trading plan (the “Second Foundation Plan”) on November 12, 2012, and he provided definitive trading instructions to RBC for a new trading plan (the “Second Personal Plan”) on November 9, 2012.  Accordingly, on November 16, 2012, the Foundation entered into the Second Foundation Plan with Charles Schwab for the purpose of establishing a trading plan to effect sales of up to 20,000 shares of West Marine common stock at prices no lower than $10.75 per share in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  In addition, on November 16, 2012, Mr. Repass entered into the Second Personal Plan with RBC for the purpose of establishing a trading plan to effect sales of up to 200,000 shares of West Marine common stock at prices no lower than $10.75 per share in compliance with Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  Both the Foundation Plan and the Personal Plan would have expired on February 24, 2013.  However, as of January 8, 2013, all shares had been sold under the Second Foundation Plan, and as of January 22, 2013, all shares had been sold under the Second Personal Plan.  Sales by Mr. Repass and the Foundation were made in accordance with the volume, manner of sale and notice requirements of Rule 144.

Mr. Repass reviews his beneficial holdings of West Marine stock, including those of the Foundation, on an ongoing basis and, depending on such review and on various factors, including, without limitation, the trading price of West Marine stock, stock market conditions and general economic and industry conditions, Mr. Repass may in the future take such actions with respect to his holdings in West Marine as he deems appropriate.  Such actions include, without limitation, purchasing additional shares of West Marine common stock or selling more shares of West Marine common stock from time to time.  Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise.  Mr. Repass has no current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through (j) of Schedule 13D.

Mr. Repass as Chairman of the West Marine board of directors may, from time to time, become aware of, initiate and/or be involved in discussions which relate to transactions or changes described in Items 4(a) through (j) of Schedule 13D.  Accordingly, Mr. Repass retains the right to modify his current plans and to formulate new or different plans or proposals that could give rise to such changes or transactions, subject to applicable laws and regulations.

CUSIP No. 954235107	13D/A	Page 4

Item 5.    Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           See Items 11 and 13 of the second page of this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by Mr. Repass.

(b)           See Items 7, 8, 9 and 10 of the second page to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by Mr. Repass as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

Of the 6,990,629 shares shown as beneficially owned by Mr. Repass, (a) 580,196 are held in the name of the Randolph K. Repass Grantor Retained Annuity Trust, dated July 2, 2009, (b) 305,002 are held in the name of the Randolph K. Repass 2010 Grantor Retained Annuity Trust, dated March 23, 2010, (c) 378,201 are held in the name of the Foundation, (d) 314,915 shares are held in trust for his minor son, (e) 185,000 shares are held in trust for his adult son, (f) 40,400 shares in the aggregate are held in trusts for the benefit of his grandchildren, and (g) 254,600 shares are held in the name of his wife.  Mr. Repass disclaims beneficial ownership of the shares held by his wife and the Foundation.  The Foundation is a corporation organized under Section 501(c)(3) of the Internal Revenue Code, and neither Mr. Repass, his wife nor any other member of his family has a pecuniary interest in the shares held by the Foundation.

The percentage of the common stock set forth in this Item 5 was calculated based upon 23,480,551 shares of common stock outstanding as of October 23, 2012, as stated on the facing page of West Marine’s Form 10-Q for the period ended September 30, 2012.

(c)           Mr. Repass sold 200,000 shares of West Marine’s common stock pursuant to the Second Personal Plan and the Foundation sold 20,000 shares pursuant to the Second Foundation Plan during the 60-day period ended January 25, 2013.

(d)           There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of West Marine’s common stock beneficially owned by Mr. Repass, other than the shares held by the Foundation and his wife.

(e)           Not applicable.

CUSIP No. 954235107	13D/A	Page 1

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Date: January 25, 2013	By:	/s/ Randolph K. Repass
Randolph K. Repass